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                             May 2, 2023

       Mitchell Eaglstein
       Chief Executive Officer
       FDCTech Inc.
       200 Spectrum Drive, Suite 300
       Irvine, CA 92618

                                                        Re: FDCTech Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 000-56338

       Dear Mitchell Eaglstein:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 15

   1. Please amend your filing to include management's annual report on internal control over financial reporting.
Refer to Item 308(a) of Regulation S-K.
       Evaluation of Disclosure Controls and Procedures, page 15

   2. Your conclusion on the effectiveness of your disclosure controls and procedures is as of
                                                        December 31, 2021. In
your amended Form 10-K, please provide management's
                                                        conclusion on the
effectiveness of your disclosure controls and procedures as of the end of the period covered by
the report (i.e. December 31, 2022). Refer to Item 307 of
                                                        Regulation S-K.
 Mitchell Eaglstein
FirstName  LastNameMitchell Eaglstein
FDCTech Inc.
Comapany
May  2, 2023NameFDCTech Inc.
May 2,
Page 2 2023 Page 2
FirstName LastName
Exhibit 31.1 and 31.2, page F-29

3. The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 or paragraph 4(b) with regard to internal control over financial reporting.
         Please include certifications containing the language precisely as set forth in Item
         601(b)(31) of Regulation of Regulation S-K in your amended filing. The amendment should include updated and corrected Section 302 and Section 906 certifications, full Item
         9A disclosures and your audited financial statements. Refer to Question 246.13 of the
         Regulation S-K C&DI's.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      William Barnett